One Financial Center Boston, MA 02111 617-542-6000

617-542-2241 fax
Daniel H. Follansbee	| 617 348 4474 |	dhfollansbee@mintz.com	www.mintz.com

July 31, 207

VIA EDGAR SUBMISSION

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	QIAGEN N.V.

Form 20-F for Fiscal Year Ended December 31, 2006

File No: 000-28564

Dear Mr. Rosenberg:

On behalf of QIAGEN N.V. (the “Company”), we hereby acknowledge receipt of your letter dated July 16, 2007, which includes comments by the Staff of the Securities and Exchange Commission concerning the Company’s Form 20-F for its fiscal year ended December 31, 2006. The Company has begun the process necessary to furnish the Staff with a response to its comments, including discussions with its independent accountants and counsel.

Following a conversation with Mr. Mark Brunhofer, the Senior Staff Accountant identified in your letter, I write to inform the Commission that the Company expects to furnish to the Commission its response to the Staff’s comments on or before Friday, August 31, 2007.

If you have any questions regarding this letter, kindly contact the undersigned at 617-348-4474. Thank you for your time and attention.

Very truly yours,

/s/ Daniel H. Follansbee
Daniel H. Follansbee

cc:	Securities and Exchange Commission

Mark Brunhofer, Senior Staff Accountant

QIAGEN N.V.

Peer M. Schatz, Chief Executive Officer

Roland Sackers, Chief Financial Officer

Susan Stefanelli, Director of SEC Reporting

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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